Exhibit 99.2

Trident Digital Tech Holdings Ltd

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TRIDENT DIGITAL TECH HOLDINGS LTD FOR AN ANNUAL GENERAL MEETING TO BE HELD ON December 23, 2025.

The undersigned, a holder of                             Class A ordinary shares* / Class B ordinary shares* of Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints                              (insert name) or failing him/her, Soon Huat Lim, chairman and chief executive officer of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988 at 10:00 a.m. (Singapore Time) on December 23, 2025 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business (Cayman Islands Time) on November 20, 2025.  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

The Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will exercise his/her discretion as to whether he/she votes and if so how, on the following proposals:

As an ordinary resolution, THAT the Second Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on November 20, 2025) to increase the number of shares available for awards from 137,500,000 to 230,191,250, be approved and adopted.

For	Against	Abstain
☐	☐	☐

IT IS NOTED THAT the current authorised share capital of the Company is US$50,000.00 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A ordinary shares of a par value of US$0.00001 each, (ii) 3,000,000,000 are designated as Class B ordinary shares of a par value of US$0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the current memorandum and articles of association (“Blank Shares”).

As an ordinary resolution, THAT 500,000,000 Blank Shares be redesignated as 500,000,000 Class C ordinary shares of a par value of US$0.00001 each (the “Re-designation”). Following the Re-designation, the authorised share capital of the Company will be US$50,000.00 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A ordinary shares of a par value of US$0.00001 each, (ii) 3,000,000,000 are designated as Class B ordinary shares of a par value of US$0.00001 each, (iii) 500,000,000 are designated as Class C ordinary shares of a par value of US$0.00001 each and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of the Company.

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT the Second Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.4 to the Form 6-K filed by the Company with the Securities and Exchange Commission on November 20, 2025), be approved and adopted.

For	Against	Abstain
☐	☐	☐

Dated: , 2025

For individual shareholders:	For corporate shareholders:

Shareholder Name:	Shareholder Name:

By:
Signature	Name:
Title:

NOTES:

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which, Soon Huat Lim, chairman and chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this proxy card in accordance with these instructions. To be valid, this proxy card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Soon Huat Lim, Trident Digital Tech Holdings Ltd, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, +65 6513 6868, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this proxy card, but the names of all other joint holders should be stated on the proxy card in the space provided.

4.	This proxy card is for use by shareholders only. If the appointor is a corporate entity this proxy card must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.	If this proxy card is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	Returning this completed proxy card will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.	Any alterations made to this proxy card must be initialed by you.